FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FOURTH QUARTER

AND ANNUAL 2003 FINANCIAL AND OPERATING RESULTS

— 74% YEAR-ON-YEAR INCREASE IN NET OPERATING REVENUES —

— 81% YEAR-ON-YEAR INCREASE IN NET INCOME —

— 90% YEAR-ON-YEAR INCREASE IN OIBDA —

— APPROXIMATELY 13.2 MILLION SUBSCRIBERS

INCLUDING 7.2 MILLION REGIONAL SUBSCRIBERS AS OF TODAY –

Moscow and New York (March 25, 2004) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia, today announced its financial and operating results for the fourth quarter of 2003 and year ended December 31, 2003. During the fourth quarter of 2003, as it did throughout the year 2003, the Company continued its rapid growth in new subscribers and strengthened its financial performance, with the regions growing faster than Moscow. Consolidated financial statements of VimpelCom and consolidated financial statements of VimpelCom-Region, VimpelCom’s subsidiary for regional development, are attached.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “2003 was a great year for both the Russian cellular industry and VimpelCom. With an increase of our subscriber base from 5.15 million to 11.44 million in 2003, VimpelCom significantly contributed to the growth of the Russian cellular industry, one of the fastest growing cellular markets in the world. In 2003, while more than doubling our total number of subscribers, we were able to substantially improve our financial condition, positioning ourselves well as we enter 2004. We are confident that we will continue to benefit from the growth in the Russian cellular market and from our strategy of profitable growth with an emphasis on high quality services, customer satisfaction and efficient marketing.”

VimpelCom Announces Fourth Quarter And Annual 2003 Financial and Operating Results

Key Financial and Operating Indicators

(Definitions as well as reconciliation of each of OIBDA and

OIBDA margin to its most directly comparable U.S. GAAP

financial measurement are presented below in the attachment)

	Three months ended			Years ended
	Dec. 31, 2003	Dec. 31, 2002	Change (%)	Dec. 31, 2003	Dec. 31, 2002	Change (%)
Net operating revenues (US$,000)	407,740	228,978	78.1%	1,335,598	768,496	73.8%
OIBDA (US$,000) (1)	186,893	84,615	120.9%	613,230	322,209	90.3%
OIBDA margin (2)	45.8%	37.0%		45.9%	41.9%
Gross margin (US$,000) (3)	334,329	181,209	84.5%	1,090,113	615,345	77.2%
Gross margin percentage (4)	82.0%	79.1%		81.6%	80.1%
Net income (US$,000)	67,738	39,078	73.3%	233,962	129,552	80.6%
Net income per share (US$)	1.75	1.03		6.12	3.41
Net income per ADS (US$) (5)	1.31	0.77		4.59	2.56
ARPU (US$) (6)	12.5	16.0	-21.9%	13.6	18.3	-25.7%
MOU (min) (7)	89.3	89.3	0.0%	89.8	92.3	-2.7%
SAC (US$) (8)	18.1	20.9	-13.4%	19.3	25.7	-24.9%

Significant improvements in VimpelCom’s financial and operating results in the fourth quarter and full year 2003, as compared with the fourth quarter and full year 2002, were achieved largely as a result of rapid subscriber growth combined with the effects of economies of scale, efficient cost control and lower acquisition costs per subscriber in the regions outside of Moscow. In the fourth quarter of 2003 we experienced expected seasonal effects (reduced roaming revenue and reduced minutes of use), which resulted in a reduced rate of growth in net operating revenues compared with the third quarter of 2003.

The Company’s financial results include the activities in the Moscow license area and in the regions. Net operating revenues, excluding inter-company transactions, for Moscow stand-alone and the regions in the fourth quarter of 2003 were $263.0 million and $144.7 million, respectively. For the year ended December 31, 2003, net operating revenues were $918.7 million and $416.8 million, respectively. Net income for Moscow stand-alone and in the regions in the fourth quarter of 2003 was $48.6 million and $35.5 million, respectively. For the year ended December 31, 2003, net income in Moscow stand-alone and in the regions was $197.2 million and $62.4 million, respectively. These figures reflect the growing importance of regional operations for the Company’s business.

In the fourth quarter of 2003, income before income taxes and minority interest reached approximately $122.2 million, an increase of 9.3% compared with $111.8 million reported for the third quarter of 2003. However, net income in the fourth quarter of 2003 fell approximately 6.2%, from $72.2 million reported for the third quarter of 2003 to $67.7 million. This was largely due to growth in minority interest in net earnings of subsidiaries, from approximately $7.5 million reported for the third quarter of 2003 to approximately $15.7 million reported for the fourth quarter of 2003. The growth in minority interest was caused by the growing profitability of regional operations as well as the increase in a minority stake (from approximately 35% to 45%) in VimpelCom-Region after the completion of the third tranche of investments by Alfa Group in August 2003. This effect will disappear after the merger between VimpelCom and VimpelCom-Region is completed, which the Company expects to take place in the second quarter of 2004.

VimpelCom Announces Fourth Quarter And Annual 2003 Financial and Operating Results

Selling, general and administrative (“SG&A”) expenses, as a percentage of net operating revenues, decreased from 39.2% reported in the fourth quarter of 2002 to 36.5% in the fourth quarter of 2003. SG&A for the year 2003, as a percentage of net operating revenues, was 35.0%, practically unchanged from the 35.4% reported for 2002. The increase in SG&A from $126.9 million in the third quarter of 2003 to $148.8 million in the fourth quarter of 2003 was in part due to traditional Christmas and New Year sales campaigns as well as expenses related to the opening of new branch offices in the regions.

For the year ended December 31, 2003, the Company recorded a $9.2 million provision for doubtful accounts receivable, a 56.6% decrease compared with $21.2 million reported in 2002. As a percentage of net operating revenues, this reflects an improvement from approximately 2.8% in 2002 to 0.7% in 2003. The reduction in provision for doubtful accounts was the result of improved cash collection and credit control procedures as well as the increased proportion of prepaid subscribers in the Company’s subscriber base.

VimpelCom’s total capital investments for 2003 were approximately $770.5 million, with $728.0 million of capital expenditures for purchase of property and equipment and $42.5 million of acquisitions of new entities. Capital expenditures for the Moscow license area in 2003 were approximately $234.6 million.

In 2003, the Company’s MOU became more stable despite the rapid growth in subscribers, with 89.3 minutes of use for the fourth quarter of 2003 and 89.8 minutes of use for the year 2003. MOU for the fourth quarter of 2003 showed no change as compared with the fourth quarter of 2002 and MOU for the year 2003 showed a 2.7% decline as compared with 92.3 minutes reported for the year 2002. Primarily due to seasonal effects, MOU in the fourth quarter of 2003 fell by 3.7% compared with the third quarter of 2003. ARPU for 2003 was approximately $13.6, a 25.7% decline from $18.3 reported for 2002. The decline in ARPU in 2003 compared to 2002 was primarily due to a change in the Company’s subscriber mix (including a significant increase in regional subscribers) and increased competition, which resulted in the reduction of tariffs. The decline in ARPU in the fourth quarter of 2003 compared to the third quarter of 2003 was primarily caused by seasonal effects and the growing proportion of subscribers in the regions where tariffs are approximately 20% lower than in Moscow.

Key Subscriber Statistics

	As of December 31, 2003	As of December 31, 2002	Change Y-on-Y (%)	As of Sept. 30, 2003	Change Q-on-Q (%)
Moscow license area	5,659,600	3,712,700	52.4%	5,076,200	11.5%
Contract	819,900	725,200	13.1%	799,000	2.6%
Prepaid	4,839,700	2,987,500	62.0%	4,277,200	13.2%
Regions	5,777,300	1,440,400	301.1%	4,183,000	38.1%
Total Number of Subscribers	11,436,900	5,153,100	121.9%	9,259,200	23.5%
Churn (quarterly)	9.7%	8.7%	—	9.6%	—

Rapid subscriber growth continued in the first quarter of 2004. As of March 25, 2004, VimpelCom’s total number of subscribers reached approximately 13.21 million, with approximately 6.05 million subscribers in the Moscow license area and 7.16 million in the regions outside Moscow.

Using independent sources to estimate the number of subscribers of the Company’s competitors, VimpelCom estimates that its market share in the Moscow license area was 49.0% at the end of 2003, compared to the Company’s estimated market share of 51.6% reported at the end of 2002. On a nationwide basis, independent sources estimate VimpelCom’s market share at 31.0% at the end of 2003, compared to the 28.0% recorded at the end of 2002.

VimpelCom Announces Fourth Quarter And Annual 2003 Financial and Operating Results

The Company’s annual churn rate in 2003 was 39.3%, compared to the Company’s churn rate of 30.8% reported for 2002. The increase in churn was primarily a result of high subscriber growth, particularly in the low-end user segment, as well as internal migration, which is technically regarded as churn, and increased competition.

The Company’s management will discuss its fourth quarter and the year 2003 results during a conference call and slide presentation on March 25, 2004 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through April 1, 2004 and April 26, 2004, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line” brand, which is one of the most recognized brand names in Russia. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s development plans. These statements also relate to the consummation of the merger between VimpelCom and VimpelCom-Region which is subject to regulatory and certain other approvals, as well as certain other conditions precedent, including the transfer of all of VimpelCom-Region’s licenses and permissions to VimpelCom. If any of the approvals are not obtained or any condition precedent is not met, the merger will not be consummated. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends and its ability to consummate the merger. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com

Definitions

1.	OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

2.	OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

3.	Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, cost of handsets and accessories sold and cost of other revenues).

4.	Gross margin percentage is gross margin expressed as a percentage of net operating revenues.

5.	Each ADS represents 0.75 of one share of common stock.

6.	ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of the Company’s subscribers during the month.

7.	MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

8.	SAC (Average Acquisition Cost Per User) is calculated as dealer commissions, advertising expenses and handset subsidies for the relevant period divided by the number of gross sales during the relevant period.

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Operations

	Three months ended December 31,				Years ended December 31,
	2003		2002		2003		2002
	Unaudited
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	US$	386,120	US$	216,763	US$	1,265,383	US$	725,938
Connection fees		202		382		1,279		1,930
Sales of handsets and accessories		20,256		14,568		64,975		49,934
Other revenues		1,162		654		3,961		1,842

Total operating revenues		407,740		232,367		1,335,598		779,644
Less revenue based taxes		—		(3,389)		—		(11,148)

Net operating revenues		407,740		228,978		1,335,598		768,496

Operating expenses:
Service costs		57,207		33,244		191,441		111,387
Cost of handsets and accessories sold		16,202		14,515		54,032		41,709
Cost of other revenues		2		10		12		55
Selling, general and administrative expenses		148,764		89,846		467,655		271,963
Depreciation and amortization		51,859		30,155		185,326		97,417
Provision for doubtful accounts		(1,328)		6,748		9,228		21,173

Total operating expenses		272,706		174,518		907,694		543,704

Operating income		135,034		54,460		427,904		224,792

Other income and expenses:
Other income		4,237		1,527		3,045		1,761
Interest income		2,512		2,093		8,378		7,169
Interest expense		(16,339)		(14,128)		(68,246)		(46,586)
Net foreign exchange loss		(3,255)		(1,783)		(1,279)		(9,439)

Total other income and expenses		(12,845)		(12,291)		(58,102)		(47,095)

Income before income taxes and minority interest		122,189		42,169		369,802		177,697

Provision for income taxes		38,454		5,016		108,641		49,939
Minority interest in net earnings (losses) of subsidiaries		15,670		(1,925)		26,872		(1,794)

Cumulative effect of changes in accounting principles		(379)		—		(379)		—
Minority interest on cumulative effect of changes in accounting principles		52		—		52		—

Net income	US$	67,738	US$	39,078	US$	233,962	US$	129,552

Net income per common share	US$	1.75	US$	1.03	US$	6.12	US$	3.41

Net income per ADS equivalent	US$	1.31	US$	0.77	US$	4.59	US$	2.56

Weighted average common shares outstanding (thousands)		38,722		38,026		38,241		38,014

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Balance Sheets

	December 31, 2003		December 31, 2002
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	157,611	US$	263,657
Accounts receivable		113,092		75,399
Other current assets		255,540		149,309

Total current assets		526,243		488,365

Non-current assets
Property and equipment, net		1,460,542		957,602
Telecommunication licenses, net		103,817		88,385
Other intangible assets, net		59,369		55,730
Other assets		152,261		102,662

Total non-current assets		1,775,989		1,204,379

Total assets		2,302,232	US$	1,692,744

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		158,467	US$	80,241
Due to related parties		8,603		4,114
Customer advances and deposits		181,475		106,655
Deferred revenue		2,701		2,016
Ruble denominated bonds payable		101,852		—
Bank loans, current portion		35,343		37,780
Capital lease obligations, current portion		6,587		3,868
Equipment financing obligations, current portion		70,935		134,617
Accrued liabilities		127,689		49,492

Total current liabilities		693,652		418,783

Deferred income taxes		34,380		35,227
Bank loans, less current portion		330,112		306,080
Capital lease obligations, less current portion		9,154		899
Accrued liabilities, less current portion		4,046		3,265
5.5% Senior convertible notes due July 2005		—		85,911
Equipment financing obligations, less current portion		53,008		81,425

Minority interest		179,664		98,491

Shareholders’ equity		998,216		662,663

Total liabilities and shareholders’ equity	US$	2,302,232	US$	1,692,744

Condensed Consolidated Statements of Cash Flows

	Years ended December 31,
	2003		2002
	(In thousands of US dollars)
Net cash provided by operating activities	US$	511,877	US$	221,723

Proceeds from bank and other loans		160,285		331,082
Proceeds from issuance of ruble denominated bonds		97,119		—
Capital contributions in a consolidated subsidiary by minority shareholders		58,520		116,960
Repayment of senior convertible notes		(1,300)		—
Payments of fees in respect of debt issue		(4,207)		(6,203)
Payments of fees in respect of capital contributions		(2,478)		—
Repayment of bank and other loans		(86,261)		(30,461)
Repayment of equipment financing obligations		(256,902)		(115,473)
Repayment of capital lease obligations		(917)		(1,450)

Net cash provided by financing activities		(36,141)		294,455

Purchase of property and equipment		(506,716)		(291,437)
Proceeds from sale of property and equipment		12,433		—
Purchase of Orensot stock, net of cash acquired of US$344		—		(17,758)
Purchase of StavTeleSot stock, net of cash acquired of US$658		(42,455)		—
Purchase of Bee-Line Samara, net of cash acquired of US$449		—		(231)
Purchase of Extel, net of cash acquired of US$713		—		(24,599)
Purchase of Vostok-Zapad Telecom, net of cash acquired of US$31		—		(26,577)
Purchase of intangible assets		(18,654)		(14,769)
Purchase of other assets		(38,561)		(26,560)

Net cash used in investing activities		(593,953)		(401,938)

Effect of exchange rate changes on cash		12,171		5,238

Net increase in cash		(106,046)		119,485
Cash and cash equivalents at beginning of year		263,657		144,172

Cash and cash equivalents at end of year	US$	157,611	US$	263,657

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$	88,689	US$	140,367
Accounts payable for equipment and other long-lived assets		78,032		50,117
Operating activities financed by sale of treasury stock		4,729		1,917
Conversion of Senior convertible notes		91,236		—
Acquisitions:
Fair value of assets acquired		73,290		121,388
Difference between the amount paid and the fair value of net assets acquired		(4,699)		—
Carrying value of equity method investment in Beeline-Samara before the acquisition of controlling interest		—		(6,540)
Cash paid for the capital stock		(43,113)		(70,702)

Liabilities assumed	US$	25,478	US$	44,146

Reconciliation of VimpelCom OIBDA to operating income

(In thousands of US dollars)

	Three months ended		Years ended
	Dec.31 2003	Dec.31 2002	Dec.31 2003	Dec.31 2002
OIBDA	186,893	84,615	613,230	322,209
Less: Depreciation	(42,776)	(26,679)	(151,262)	(85,204)
Less: Amortization	(9,083)	(3,476)	(34,064)	(12,213)

Operating income	135,034	54,460	427,904	224,792

Reconciliation of VimpelCom OIBDA margin to operating income as percentage of net operating revenues

	Three months ended		Years ended
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
OIBDA margin	45.8%	37.0%	45.9%	41.9%
Less: Depreciation as percentage of net operating revenues	(10.5)%	(11.7)%	(11.3)%	(11.0)%
Less: Amortization as percentage of net operating revenues	(2.2)%	(1.5)%	(2.6)%	(1.6)%

Operating income as percentage of net operating revenues	33.1%	23.8%	32.0%	29.3%

Open Joint Stock Company “VimpelCom - Region”

Condensed Consolidated Statements of Operations

	Three months ended Dec. 31,		Years ended Dec. 31,
	2003	2002	2003	2002
	Unaudited
	(In thousands of US dollars)
Operating revenues:
Service revenues and connection fees	143,698	32,263	401,488	66,891
Sales of handsets and accessories	10,340	7,127	35,505	17,000
Other revenues	1,123	228	3,880	530

Total operating revenues	155,161	39,618	440,873	84,421
Less revenue based taxes	—	(443)	—	(914)

Net operating revenues	155,161	39,175	440,873	83,507

Operating expenses:
Service costs	25,168	8,647	81,405	18,939
Cost of handsets and accessories sold	9,055	8,745	32,374	18,675
Equipment lease	3,458	2,626	10,357	2,626
Selling, general and administrative expenses	51,047	17,574	142,489	41,486
Network maintenance	3,954	1,300	11,200	4,292
Depreciation and amortization	17,734	4,584	61,887	10,880
Provision for doubtful accounts	135	309	2,282	553

Total operating expenses	110,551	43,785	341,994	97,451

Operating income (loss)	44,610	(4,610)	98,879	(13,944)

Other income and expenses:

Interest income	(696)	(122)	(1,480)	(381)
Interest expense	7,030	1,372	23,075	3,809
Net foreign exchange (gain) loss	(315)	1,969	(767)	5,013
Other expenses (income)	(3,166)	92	(2,668)	259

Total other income and expenses	2,853	3,311	18,160	8,700

Income (loss) before income taxes and minority interest	41,757	(7,921)	80,719	(22,644)

Income taxes expense	5,914	1,029	18,764	646
Minority interest in net earnings of subsidiaries	93	(1)	729	142

Cumulative effect of changes in accounting principles	(148)	—	(148)	—

Net income (loss)	35,602	(8,949)	61,078	(23,432)

*) Net income of VimpelCom-Region as a legal entity differs from the $35.461 million net income reported in the fourth quarter 2003 and $62.422 million net income reported for the year ended December 31, 2003 for the regional segment reported above in this press release. The difference is caused by the fact that the financial statements of Bee-Line Samara are included in the regions for segment reporting purposes, but are not included in the consolidated financial statements of

VimpelCom-Region. Bee-Line Samara operates in the Samara region but, for historical reasons, is owned directly by VimpelCom. The following table provides reconciliation between these figures (all numbers are in thousands of US$):

	Three months ended Dec. 31, 2003	Year ended Dec. 31, 2003
Net income of VimpelCom-Region	35,602	61,078
Net income of BeeLine-Samara	59	3,063
Net effect of transactions between VimpelCom-Region and BeeLine-Samara	(82)	(1,719)
Net income of VimpelCom’s regional segment	35,461	62,422

Operating revenue of VimpelCom-Region as a legal entity differs from the $144.736 million and $416.849 million operating revenues for the regional segment excluding inter-company transactions, reported above in this press release for the fourth quarter of 2003 and for the year ended December 31, 2003, respectively. The following table provides reconciliation between these figures (all numbers are in thousands of US$):

	Three months ended Dec. 31, 2003	Year ended Dec. 31, 2003
Operating revenue of VimpelCom-Region	155,161	440,873
Operating revenue of Bee-Line-Samara	8,098	28,883
Net effect of transactions between VimpelCom-Region and Bee-Line-Samara	(3,814)	(10,401)
Operating revenue of VimpelCom’s regional segment	159,445	459,355
Inter-company operating revenue of VimpelCom-Region and Bee-Line-Samara	(14,709)	(42,506)
Regional segment operating revenue excluding inter-company transactions	144,736	416,849

Open Joint Stock Company “VimpelCom - Region”

Condensed Consolidated Balance Sheets

	December 31, 2003		December 31, 2002
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$	42,729	US$	52,703
Trade accounts receivable		22,726		2,768
Other current assets		137,529		68,348

Total current assets		202,984		123,819

Non-current assets:
Property and equipment, net		624,306		277,480
Telecommunication licenses and allocation of frequencies, net		87,175		72,322
Other intangible assets, net		20,383		10,780
Other assets		62,995		22,975

Total non-current assets		794,859		383,557

Total assets	US$	997,843	US$	507,376

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	73,345	US$	20,523
Due to related parties		71,420		25,157
Customer advances and deposits		41,916		14,046
Deferred revenue		713		699
Rouble denominated bonds payable		101,852		—
Bank loans, current portion		4,710		1,157
Capital lease obligation, current portion		0		3,196
Equipment financing obligations, current portion		17,078		74,295
Accrued liabilities		16,076		3,103

Total current liabilities		327,110		142,176

Deferred income taxes		24,713		18,689
Bank loans, less current portion		66,500		39,380
Long-term loans due to VimpelCom		176,231		40,000
Equipment financing obligations, less current portion		16,097		6,563
Accrued liabilities		2,718		—

Minority interest		350		188

Shareholders’ equity		384,124		260,380

Total liabilities and shareholders’ equity	US$	997,843	US$	507,376

Open Joint Stock Company “VimpelCom - Region”

Condensed Consolidated Statements of Cash Flows

	Years ended Dec. 31,
	2003		2002
	(In thousands of US dollars)
Net cash provided by (used in) operating activities	US$	146,565	US$	(10,273)

Proceeds from bank and other loans		118,933		78,521
Proceeds from loans from VimpelCom		136,231		98,500
Proceeds from issuance of ruble denominated bonds		97,119		—
Proceeds from sale of capital stock		58,520		175,440
Repayment of bank and other loans		(36,076)		(70,080)
Payment of fee in respect of debt issue		(1,740)		—
Repayment of equipment financing obligations		(195,460)		(60,694)
Repayment of capital lease obligations		—		(1,025)

Net cash provided by financing activities		177,527		220,662

Purchase of property and equipment		(260,087)		(107,107)
Purchase of Orensot stock, net of cash acquired of US$344		—		(17,758)
Purchase of StavTeleSot stock, net of cash acquired of US$658		(42,455)		—
Purchase of Extel, net of cash acquired of US$713		—		(24,599)
Purchase of Vostok-Zapad Telecom, net of cash acquired of US$31		—		(26,577)
Purchase of intangible assets		(15,445)		(6,340)
Purchase of other assets		(18,931)		(4,173)

Net cash used in investing activities		(336,918)		(186,554)

Effect of exchange rate changes on cash		2,852		266

Net (decrease) increase in cash		(9,974)		24,101
Cash and cash equivalents at beginning of year		52,703		28,602

Cash and cash equivalents at end of year	US$	42,729	US$	52,703

Supplemental cash flow information

Non-cash activities:
Equipment acquired under financing agreements	US$	74,468	US$	64,048
Accounts payable for equipment and other long-lived assets		50,092		8,532

Acquisitions:
Fair value of assets acquired		73,290		107,963
Difference between the amount paid and the fair value of net assets acquired		(4,699)		—
Cash paid for the capital stock		(43,113)		(70,022)

Liabilities assumed	US$	25,478	US$	37,941

Reconciliation of VimpelCom-Region OIBDA to operating income

(In thousands of US dollars)

	Three months ended		Years ended
	Dec.31 2003	Dec.31 2002	Dec.31 2003	Dec.31 2002
OIBDA	62,345	(26)	160,766	(3,064)
Less: Depreciation	(11,740)	(3,871)	(39,917)	(9,350)
Less: Amortization	(5,995)	(713)	(21,970)	(1,530)

Operating income	44,610	(4,610)	98,879	(13,944)

Reconciliation of VimpelCom-Region OIBDA margin to operating income as percentage of net operating revenues

	Three months ended		Years ended
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
OIBDA margin	40.2%	(0.1)%	36.5%	(3.7)%
Less: Depreciation as percentage of net operating revenues	(7.6)%	(9.9)%	(9.1)%	(11.2)%
Less: Amortization as percentage of net operating revenues	(3.9)%	(1.8)%	(5.0)%	(1.8)%

Operating income as percentage of net operating revenues	28.7%	(11.8)%	22.4%	(16.7)%

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File Number 1-14522

Open Joint Stock Company

“VIMPEL-COMMUNICATIONS”

(Translation of registrant’s name into English)

10 ULITSA 8-MARTA, BUILDING 14, MOSCOW, RUSSIAN FEDERATION 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Open Joint Stock Company
”Vimpel-Communications”
(Registrant)

Date:	March 26, 2004	By:
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director